File No. 73-00049



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                  (Name and address of foreign utility company)

                            Gasoducto Nor Andino S.A.
                             Apoquindo 3721, Piso 7
                              Las Condes, Santiago
                                      Chile

                      (Name and address of filing company)

                               SEI Holdings, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338

         The Commission is requested to address communications to:

Thomas Boren, President                         John D. McLanahan, Esq.
   SEI Holdings, Inc.                             Troutman Sanders LLP
  900 Ashwood Parkway                          600 Peachtree Street, N.E.
       Suite 500                                       Suit 5200
 Atlanta, Georgia 30338                       Atlanta, Georgia 30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         SEI Holdings, Inc., a Delaware corporation ("Holdings"), is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57, 17 C. F. R. ss. 250.57, thereunder on behalf of Gasoducto Nor Andino S.A.1 ( hereinafter "Foreign Utility"), with its principal offices at Apoquindo 3721, Piso 7, Las Condes, Santiago, Chile.

         The Foreign Utility is a corporation (sociedad anonima) which intends to develop, construct, own and operate a natural gas transmission system which will transport natural gas from northern Argentina to northern Chile and deliver natural gas to customers at retail. The principal customers for the Foreign Utility transportation services are expected to be electric power generators and other industrial users of natural gas.

         Tractebel S.A., a utility company incorporated under the laws of Belgium, is expected to own 66 2/3 % of the voting common stock of the Foreign Utility. Energia del Pacifico S.A., a Chilean corporation (sociedad anonima), is expected to own 33 1/3 % of the voting stock of the Foreign Utility.


2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.


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1 Holdings is a wholly-owned subsidiary of The Southern Company ("Southern"),  a registered holding company, and a "project parent" within the meaning of HCAR No. 26096 and HCAR No. 26338, dated July 3, 1994 and July 25, 1995, respectively (File No. 70-8421).


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         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, would be "associate companies" of the Foreign Utility if the transaction described herein were consummated:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                      Mobile Energy Services Holdings, Inc.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the Foreign Utility, and no such investment or contractual relationship is contemplated.


                                    EXHIBIT A

                                  Inapplicable


                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned duly authorized agent.


                                        SEI HOLDINGS, INC.



                                        By: /s/Samuel H. Dabbs, Jr.
                                                 Samuel H. Dabbs, Jr.
                                                 Assistant Secretary

Date:  November 14, 1997